UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

HEALTHWAYS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, $.001 PAR VALUE

(Title of Class of Securities)

422245100

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

R. Claiborne Richards, Jr.

Senior Vice President – Corporate Counsel

Healthways, Inc.

701 Cool Springs Boulevard

Franklin, Tennessee 37067

(615) 614-4929

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

J. Page Davidson

Bass, Berry & Sims PLC

315 Deaderick Street, Suite 2700

Nashville, Tennessee 37238

(615) 742-6200

Calculation of Filing Fee

Transaction Valuation *	Amount of Filing Fee *
$867,158	$48.39

*

Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,321,502 shares of Common Stock, $0.001 par value, of Healthways, Inc. will be purchased pursuant to this offer for an aggregate of $867,157.87 in cash. The actual transaction value will be based on the number of options tendered, if any, which may result in a lesser aggregate amount. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Advisory No. 2 for fiscal 2009, equals $55.80 per million dollars of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $48.39
Form or Registration Number: SC TO-I File No. 005-42749
Filing Party: Healthways, Inc.
Date Filed: December 2, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and restates the Tender Offer Statement on Schedule TO (the “Initial Statement”) filed with the Securities and Exchange Commission (the “SEC”) on December 2, 2008 by Healthways, Inc. (the “Company”), in connection with the offer by the Company (the “Offer”) to purchase from eligible employees, for a cash payment, certain options granted between September 1, 2004 and August 15, 2008 under the Company’s 1996 Stock Incentive Plan, as amended, 2001 Amended and Restated Stock Option Plan, as amended, and 2007 Stock Incentive Plan.

This Amendment is being made to provide an update on the expected timing of cash payment to the eligible employees who participate in the Offer.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment amends and restates only the items and exhibits to the Initial Statement that are being amended and restated, and unaffected items and exhibits are not included herein. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Initial Statement.

As permitted by General Instruction F to the Schedule TO, the information set forth in the Initial Statement, as amended by this Amendment, including all other schedules and exhibits hereto and thereto, is hereby expressly incorporated by reference herein.

_________

Item 4. Terms of the Transaction.

This Item is amended to reflect the deletion of the reference to a “subsequent offering period” and now reads as follows:

“(a)        The information set forth under Item 2(b) above and in the Offer to Purchase under Section I (“Summary of Terms”), Section II (“Risks Of Participating in the Offer”), Section III.1 (“General; Eligibility; Offer Expiration Time”), Section III.2 (“Cash Payment for Eligible Options”), Section III.3 (“Purpose”), Section III.4 (“Procedures for Tendering Eligible Options”), Section III.5 (“Withdrawal Rights”), Section III.6 (“Acceptance of and Payment for Eligible Options”), Section III.7 (“Extension of Offer; Termination; Amendment), Section III.8 (“Material U.S. Federal Income Tax Consequences”), Section III.9 (“Conditions to Completion of the Offer”), Section III.12 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section III.13 (“Legal Matters; Regulatory Approvals”), and Section III.15 (“Source and Amount of Consideration”) is incorporated herein by reference.”

Item 12. Exhibits.

(a)(1)*	Offer to Purchase For Cash Employee Stock Options, dated December 2, 2008, as amended December 5, 2008.
(a)(2)**	Form of Introductory Letter.
(a)(3)**	Letter of Transmittal.
(a)(4)**	Form of e-mail to Eligible Employees announcing Offer to Purchase.
(a)(5)**	Form of Election Withdrawal Notice.
(a)(6)**	Form of Reminder Notice of Expiration of Offer.

(a)(7)    The Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2008, filed with the Securities and Exchange Commission on October 30, 2008 (File No. 000-19364) (incorporated herein by reference).

(a)(8)    The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 10, 2008 (File No. 000-19364) (incorporated herein by reference).

(a)(9)   A description of the Company’s Common Stock contained in the Registration Statement filed with the Securities and Exchange Commission under Section 12(b) of the Exchange Act, together with any amendments or reports filed for the purposes of updating such description (incorporated herein by reference).

(b)	Not applicable.

(d)(1)    1996 Stock Incentive Plan, as amended, and form of option agreement (incorporated herein by reference to Exhibits 10.20 and 10.22, respectively, to Form 10-K (File No. 000-19364) of the Company’s fiscal year ended August 31, 2006).

(d)(2)    2001 Amended and Restated Stock Option Plan and form of option agreement (incorporated herein by reference to Exhibits 10.21 and 10.23, respectively, to Form 10-K (File No. 000-19364) of the Company’s fiscal year ended August 31, 2006).

(d)(3)    2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 000-19364) dated February 8, 2007).

(d)(4)    Form of Non-Qualified Stock Option Agreement under the Company’s 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.24 to Form 10-K (File No. 000-19364) of the Company’s fiscal year ended August 31, 2007).

(g)	Not Applicable.
(h)	Not Applicable.

____________________________

*	Filed herewith

**        Previously filed as an exhibit to the Tender Offer Statement on Schedule TO filed with the SEC on December 2, 2008.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2008

HEALTHWAYS, INC.

By:	/s/ Mary A. Chaput
Mary A. Chaput
Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

(a)(1)*	Offer to Purchase For Cash Employee Stock Options, dated December 2, 2008, as amended December 5, 2008.
(a)(2)**	Form of Introductory Letter.
(a)(3)**	Letter of Transmittal.
(a)(4)**	Form of e-mail to Eligible Employees announcing Offer to Purchase.
(a)(5)**	Form of Election Withdrawal Notice.
(a)(6)**	Form of Reminder Notice of Expiration of Offer.

(a)(7)    The Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2008, filed with the Securities and Exchange Commission on October 30, 2008 (File No. 000-19364) (incorporated herein by reference).

(a)(8)    The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 10, 2008 (File No. 000-19364) (incorporated herein by reference).

(a)(9)   A description of the Company’s Common Stock contained in the Registration Statement filed with the Securities and Exchange Commission under Section 12(b) of the Exchange Act, together with any amendments or reports filed for the purposes of updating such description (incorporated herein by reference).

(b)	Not applicable.

(d)(1)    1996 Stock Incentive Plan, as amended, and form of option agreement (incorporated herein by reference to Exhibits 10.20 and 10.22, respectively, to Form 10-K (File No. 000-19364) of the Company’s fiscal year ended August 31, 2006).

(d)(2)    2001 Amended and Restated Stock Option Plan and form of option agreement (incorporated herein by reference to Exhibits 10.21 and 10.23, respectively, to Form 10-K (File No. 000-19364) of the Company’s fiscal year ended August 31, 2006).

(d)(3)    2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 000-19364) dated February 8, 2007).

(d)(4)    Form of Non-Qualified Stock Option Agreement under the Company’s 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.24 to Form 10-K (File No. 000-19364) of the Company’s fiscal year ended August 31, 2007).

(g)	Not Applicable.
(h)	Not Applicable.

____________________________

*	Filed herewith

**        Previously filed as an exhibit to the Tender Offer Statement on Schedule TO filed with the SEC on December 2, 2008.